UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

1. On May 2, 2022, the board of directors of Arbe Robotics Ltd. (the “Company”) appointed Alexander Hitzinger as a director of the Company. He will serve as a Class I director and his term will end with the 2022 Annual General Meeting. On May 9, 2022, the Company issued a press release announcing Mr. Hitzinger’s appointment. The press released is furnished as Exhibit 99.1

Mr. Hitzinger led the self driving development at VW Group and was a member of the Management Board of Volkswagen Commercial Vehicles, and later served as Chief Executive Officer of Artemis GmbH, where he was the chief architect of the revolutionary new vehicle concept for next generation autonomous mobility for their flagship-product Audi Landjet. Prior to his role at VW Group, Mr. Hitzinger held the position of head of product design for autonomous transportation at Apple, where he was responsible for building and leading the automotive team at the company. He was also the technical director and chief engineer for the Porsche 919, which was the winner of 24 hours of Le Mans and the World Endurance Championship for three consecutive years. Mr. Hitzinger also serves as a board member and advisor to multiple technology companies in the United States and Israel.

2. On May 12, 2022, the Company issued a press release announcing the results of its operations for the quarter ended March 31, 2022. The press release is furnished as Exhibit 99.2.

The Company is furnishing as Exhibit 99.3 the following unaudited financial statement information.

Consolidated balance sheets at March 31, 2022 and December 31, 2021

Consolidated statements of operations for the three months ended March 31, 2022 and 2021

Consolidated statements of cash flows for the three months ended March 31, 2022 and 2021

Reconciliation of GAAP net loss to non-GAAP net loss

Reconciliation of GAAP net loss to adjusted EBITDA

The Company will host a conference call and webcast at 11:00 AM, Eastern time on May 12, 2022. The call will include reports by Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer, and a fireside chat about the promises and challenges of automotive autonomy over the next decade. Interested persons may pre-register for the conference call using the following link: https://arberobotics.com/fireside/ An archived webcast of the conference call will also be made available on the Company’s website following the call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

By:	/s/ Kobi Marenko
Name:	Kobi Marenko
Title:	CEO

Date: May 12, 2022

EXHIBIT INDEX

Exhibit No.	Document Description

99.1	Press Release dated May 9, 2022.
99.2	Press Release dated May 12, 2022.
99.3	Unaudited financial information

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